IceCure Medical Ltd.

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

August 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IceCure Medical Ltd. (CIK 0001584371)
Registration Statement on Form F-1
File No. 333- 258660
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), IceCure Medical Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 11:00 a.m., Eastern Time, on August 25, 2021, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Oded Har-Even of Sullivan & Worcester LLP at (212) 660 5002 and that such effectiveness also be confirmed in writing.

Very truly yours,

IceCure Medical Inc.

By:	/s/ Eyal Shamir
	Name:	Eyal Shamir
	Title:	Chief Executive Officer